SCHEDULE A
to the Investment Advisory Agreement
(as amended on September 11, 2014 to add Poplar Forest Cornerstone Fund
and Poplar Forest Outliers Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate
Poplar Forest Partners Fund	1.00% of average net assets up to $250 million, 0.80% of average net assets on next $750 million, 0.60% of average net assets in excess of $1 billion
Poplar Forest Cornerstone Fund	0.80% of average net assets up to $250 million, 0.70% of average net assets on next $750 million, 0.60% of average net assets in excess of $1 billion
Poplar Forest Outliers Fund	1.00% of average net assets up to $250 million, 0.90% of average net assets on next $750 million, 0.80% of average net assets in excess of $1 billion

ADVISORS SERIES TRUST	POPLAR FOREST CAPITAL, LLC
on behalf of the Funds listed on Schedule A

By: /s/ Douglas G. Hess	By: /s/ J. Dale Harvey
Print Name: Douglas G. Hess	Print Name: J. Dale Harvey
Title: President	Title: Chief Executive Officer